(d)(3)(iii)

May 2, 2014

Voya Variable Products Trust

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re:	Expense Limitations

Ladies and Gentlemen:

For the Class A, I, S and S2 shares of Voya MidCap Opportunities Portfolio (the “Portfolio”), a series of Voya Variable Products Trust (“VVPT”), Voya Investments, LLC (“VIL”) shall waive or lower its investment management fee in accordance with the Expense Limitation Agreement (the “ELA”) between VIL and VVPT, dated May 7, 2013, as if the Maximum Operating Expense Limits specified in the Schedule A of the Expense Limitation Agreement were as follows:

Name of Fund	Maximum Operating Expense Limit (as a percentage of average net assets)

	Class A	Class I	Class S	Class S2

Voya MidCap Opportunities Portfolio	1.35%	0.85%	1.10%	1.25%

We are willing to be bound by this letter agreement to lower our fees for the period from May 2, 2014 through May 1, 2015. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply. Any fees waived pursuant to this letter agreement shall be eligible for recoupment. This letter agreement shall terminate upon termination of the ELA.

Under Section 2 of the ELA, captioned “Right to Recoupment,” if VIL has waived or reduced any advisory fees relating to the 36 months prior to the date of any month-end calculation pursuant to Section 1.4 of the ELA (the “Calculation Date”), VIL is entitled to recoup monies from the Portfolios if, among other things, on the Calculation Date the “aggregate Term to Date Fund Operating Expenses” of a class of the Portfolios are less than the class’ “Pro-Rated Expense Cap” (as each such term is defined under the ELA).

7337 East Doubletree Ranch Road	Tel: 480.477.3000	Voya Investments, LLC
Suite 100	Fax: 480.477.2700
Scottsdale, AZ 85285-2034	www.voyainvestments.com

By VIL’s execution of this letter agreement, VIL agrees that, beginning on May 2, 2010, for a Portfolio’s Classes A, I, S and S2 shares (the “ELA Amendment Date”), IIL’s right to recoupment under the ELA with respect to the Portfolio will be modified to reflect increases to the Portfolio’s expense limits implemented on the applicable ELA Amendment Date. The modification is as follows:

If on any Calculation Date the aggregate Term to Date Fund Operating Expenses for any class of the Portfolios are less than the Pro-Rata Expense Cap for that class and VIL elects to recoup waivers and reimbursements paid to the Portfolios during the preceding 36-month period which have not already been recouped, with respect to any waivers or fee reductions effected prior to the ELA Amendment Date, VIL waives its right to recoupment for amounts paid that are attributable to the difference between: (1) the Pro-Rata Expense Cap implemented on the ELA Amendment Date; and (2) the Pro-Rata Expense Cap in effect for the Portfolios prior to the ELA Amendment Date. VVPT acknowledges that any payments recouped by VIL pursuant to Section 2 of the ELA for any class prior to the ELA Amendment Date are not subject to this waiver agreement.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VVPT.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President